TJM INVESTMENTS, LLC & SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM REPORT

DECEMBER 31, 2024

TJM INVESTMENTS, LLC & SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

DECEMBER 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51730

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TJM Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

318 W. Adams Street, 9th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise Skweres	312.432.5108	dskweres@tjmbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Denise Skweres_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __TJM Investments, LLC_____, as of __December 31_____, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Marlen Rojo
Notary Public State of Illinois
My Commission Expires 9/6/2026

Signature:

Title: **Chief Financial Officer**

Marlen Rojo
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of TJM Investments, LLC and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of TJM Investments, LLC and Subsidiary as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of TJM Investments, LLC and Subsidiary's management. Our responsibility is to express an opinion on TJM Investments, LLC and Subsidiary's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TJM Investments, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as TJM Investments, LLC and Subsidiary's auditor since 2024.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 28, 2025

TJM INVESTMENTS, LLC & SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	1,187,236
Due from broker		18,151
Due from employees		332,785
Due from affiliates		87
Due from other		144,858
Receivable from broker-dealers and clearing organizations, net of allowance for credit losses of $5,000		7,854,015
Deposits with clearing organizations and others		160,000
Securities Owned, at Market Value		11,540,624
Prepaid expenses		97,115
Security deposits		26,451
	$	21,361,322

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	4,985,278
Due to affiliates		201,510
Securities sold and not yet purchased, at Market Value		7,665,612
Debt / Line of Credit – Subordinated Loans		3,700,000
		16,552,400
Members' Capital:		
Controlling interest		4,727,367
Noncontrolling interest in subsidiary		81,555
Total liabilities and members' capital		4,808,922
	$	21,361,322

The accompanying notes are an integral part of these statements

1. **Organization and Nature of Business:**

TJM Investments, LLC (Investments) is an Illinois limited liability company formed in 1998 for the purpose of conducting business as a broker-dealer in securities. Investments is an approximately 96% owned subsidiary of TJM Holdings, LLC (the Parent), an Illinois limited liability company. Investments is registered in good standing with the Securities and Exchange Commission (SEC), the National Futures Association (NFA) and the Financial Industry Regulatory Authority (FINRA). Investments is scheduled to terminate operations on December 31, 2046. As a limited liability company, each member's liability is limited to the capital invested.

Investments has business operations in the United Kingdom (U.K.) through TJM Europe, LLP (Europe), a U.K. subsidiary. Investments owns 100% of TJM International Ltd. (International), which owns 85% of Europe. Europe is registered with the Commodity Futures Trading Commission (CFTC) as an independent Introducing Broker and is a member of the National Futures Association (NFA) and Financial Conduct Authority (FCA). Europe introduces customers to Investments and earns introducing broker fees based on the clients and trades introduced.

The consolidated statement of financial condition includes the accounts of Investments and its wholly owned subsidiary, International (collectively, the Company). All significant intercompany balances have been eliminated.

Investments operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Investments clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Investments' other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. Investments did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

2. **Summary of Significant Accounting Policies:**

Basis of Presentation - The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition.

Use of Estimates - The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. **Significant Accounting Policies – continued:**

Cash and Cash Equivalents – The Company considers highly-liquid investments with maturity periods of 90 days or less as cash equivalents. The Company maintains its cash in domestic and foreign bank accounts. No amounts were in excess of insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Securities - Securities transactions are recorded on a trade date basis. All positions in securities are stated at fair value. Fair value is generally based on published market prices.

Contract Assets - Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when it becomes a receivable or the cash is received. There were no contract assets at January 1, 2024 and December 31, 2024.

Contract Liabilities - Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract liabilities at January 1, 2024 and December 31, 2024.

Accounts Receivable – The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades executed on behalf of customers, accrued interest receivables and cash deposits. Commissions receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts and the Company's expectation of the collectability of receivables.

Current Expected Credit Losses (CECL) - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the consolidated statement of financial condition that adjusts the asset's amortized cost basis. The allowance for credit losses at December 31, 2024, as determined by management, was $5,000.

Income Taxes - Investments is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Members report their respective shares of income and losses on their individual tax returns. However, Investments is subject to Illinois Replacement Tax; accordingly, a provision for state taxes has been considered in the consolidated statement of financial condition. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing Investments' tax returns to determine whether the tax positions are "more-likely-than-not" of being

2. **Significant Accounting Policies – continued:**

sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax asset or liability in the current year. As of December 31, 2024, management has determined that there were no material uncertain income tax positions. Investments is not subject to examination by United States federal and state tax authorities for tax years before 2021. Investments prepares its income tax returns on the cash basis.

3. **Fair Value of Financial Instruments:**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities.

- Level 2   Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration generally include quotes received from outside brokers, maturity of securities, values of underlying securities, etc. The types of investments considered as Level 2 include certain corporate bonds and loans, restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- Level 3   Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. The types of investments considered as Level 3 include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on

7

3. Fair Value of Financial Instruments – continued:

the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's securities owned and securities sold and not yet purchased are measured at fair value on a recurring basis and are categorized under Level 1 within the fair value hierarchy.

Recorded amounts of cash, receivables, deposits, prepaid and accrued expenses, payables, and promissory notes are excluded from categorization within the fair value hierarchy.

The table below summarizes the valuation of the Company's investments by fair value hierarchy levels as of December 31, 2024.

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Bonds	$ 703,081	$ -	$ -	$ 703,081
Treasury Securities	$ 10,837,543	$ -	$ -	$ 10,837,543
Total	$ 11,540,624	$ -	$ -	$ 11,540,624

Securities sold, not yet purchased, at fair value	Level 1	Level 2	Level 3	Total
Bonds	$ 1,190,572	$ -	$ -	$ 1,190,572
Treasury Securities	$ 6,475,040	$ -	$ -	$ 6,475,040
Total	$ 7,665,612	$ -	$ -	$ 7,665,612

4. Related Party Transactions:

Certain shared expenses of affiliates are paid by the Company and reimbursed. The amount due from affiliates was $87 at December 31, 2024.

Certain shared expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $201,510 at December 31, 2024.

The Company is managed by the Parent. The management agreement calls for fees computed quarterly in advance on the first day of each quarter and are typically paid monthly.

The Company has a year-to-year sub-lease agreement with the Parent for use of its Chicago office facilities.

5. Liabilities Subordinated to Claims of General Creditors and Secured Demand Notes:

The Company had $3,700,000 in liabilities subordinated to claims of general creditors at December 31, 2024, as follows:

In 2023, the Company entered into four FINRA and NFA approved Subordinated Loan Agreements with members totaling $3,200,000 and one FINRA and NFA approved Subordinated

5. **Liabilities Subordinated to Claims of General Creditors and Secured Demand Notes - continued:**

Loan Agreement with an outsider in the amount of $500,000. The subordinated loans range from $400,000 to $1,300,000 with stated interest rates of 10% per annum, subject to increase. The maturity dates on the subordinated loans range from July 31, 2024 through July 31, 2026, with automatic extension of maturity provisions. All interest due on the notes was paid as of December 31, 2024.

No principal payments will be made until the subordinated loans mature. Future maturities of the subordinated loans are as follows:

2025	$
2026	
Total	$3,700,000

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for Investments' continued compliance with minimum net capital requirements, they may not be repaid.

FINRA, the Designated Self-Regulatory Organization of Investments, and the NFA have approved these borrowings as acceptable regulatory capital. These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements provide that the debt cannot be repaid if such repayments will cause Investments to fail to meet the financial requirements established by the SEC.

6. **Off-Balance-Sheet Credit Risk:**

The Company is engaged in buying and selling securities for broker-dealers and institutional customers. The Company introduces customer transactions for clearance to a clearing broker-dealer on a fully disclosed basis.

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to honor their obligations to the Company, and the Company's ability to liquidate the collateral at an amount equal to the original contractual amount. The Company's clearing brokers seek to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions, where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing brokers with which it conducts business.

6. Off-Balance-Sheet Credit Risk - continued:

Market risk is the potential change in a security's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Subsequent changes in the market values of the securities may result in the value of the securities at different amounts than those reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between securities and the volatility in the markets in which the securities are traded. In many cases, the use of other securities serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these securities through various analytical monitoring techniques. In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2024 at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2024.

7. Net Capital Requirements:

Investments is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rules of certain exchanges of which Investments is a member also provide that equity capital may not be withdrawn, or cash distributions paid, if the resulting ratio would exceed 10 to 1) The minimum net capital requirement is defined as the greater of $250,000 or 6 2/3% of aggregate indebtedness as these terms are defined.

At December 31, 2024, Investments had net capital of $5,215,229, which was $4,868,482 in excess of its required net capital. At December 31, 2024, Investments' aggregate indebtedness to net capital ratio was 0.9973 to 1.

Europe is subject to the CFTC minimum financial requirement for Introducing Brokers (CFTC Regulation 1.17). At December 31, 2024, Europe had net capital of $548,986, which was $503,986 in excess of its required net capital.

8. Commitments:

The Company rents its UK office space from a third-party under a month-to-month lease agreement. The UK lease provides for monthly rental of 5,364 GBP with an increase to 5,844 effective November 1, 2024.

9. Subsequent Events:

Management of the Company has evaluated events and transactions that occurred between January 1, 2025 and March 31, 2025, the date that the consolidated statement of financial condition was available to be issued. There are no material subsequent events to report.